Mail Stop 4561

January 10, 2007

Jacob Ronnel
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

Re: Hotel Outsource Management International, Inc.
Amendment No. 1 to Form SB-2
Registration No. 333-135978
Filed on December 22, 2006

Dear Mr. Ronnel:

This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Risk Factors, page 7

The company may have violated Section 5 of the Securities Act of 1933, page 8

1.   You state in this risk factor that may have violate Section 5 of the Securities Act. Please revise this risk factor to describe the risk resulting from your potential violation of Section 5. This disclosure should include the fact that you may be subject to contingent rescission liability from those investors who participated in the private placement and to note the amount of that potential liability.

Consolidated Financial Statements

2.   On page 8, you state that you may have violated Section 5 of the Securities Act in conducting a private offering of your shares. Please confirm to us that you have consulted with your independent registered accounting firm regarding the accounting of this matter under SFAS 5, and that it was determined that no additional disclosure was necessary in the financial statements or the footnotes thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Andrea Weinstein, Esq. (*via facsimile*)